Exhibit 99.1

 FOR IMMEDIATE RELEASE

NICOLET BANKSHARES, INC. ANNOUNCES SECOND QUARTER 2021 EARNINGS

•Net income of $18.3 million, consistent with first quarter 2021 and 36% higher than second quarter 2020
•Net income of $36.5 million for first six months of 2021, compared to $24.0 million for first six months of 2020
•Earnings per diluted common share of $1.77 and $3.52 for the three and six months ended June 30
•Return on average assets of 1.62% and 1.63% for the three and six months ended June 30
•Agreement to acquire County Bancorp, Inc. announced June 22
•Regulatory and shareholder approvals for Mackinac merger received

Green Bay, Wisconsin, July 20, 2021 - Nicolet Bankshares, Inc. (NASDAQ: NCBS) (“Nicolet”) announced second quarter 2021 net income of $18.3 million and earnings per diluted common share of $1.77, compared to $18.2 million and $1.75 for first quarter 2021, and $13.5 million and $1.28 for second quarter 2020, respectively. Annualized quarterly return on average assets was 1.62%, 1.64% and 1.26%, for second quarter 2021, first quarter 2021 and second quarter 2020, respectively.

Net income for the six months ended June 30, 2021 was $36.5 million and earnings per diluted common share was $3.52, compared to net income of $24.0 million and earnings per diluted common share of $2.25 for the first half of 2020. Annualized return on average assets was 1.63% and 1.23% for the first six months of 2021 and 2020, respectively.

“In the second quarter results, we see a focused effort by our team to work together, across all revenue lines, to serve our customers, communities, and each other. While most of the spotlight has been on our acquisition announcements, we understand and are executing on the most important part of our job - to run a high-performing, operationally excellent community bank,” said Mike Daniels, President and CEO of Nicolet.

“The one constant at Nicolet has always been change. We had a busy quarter, with the title changes for Bob and me, two deal announcements, and our Subordinated Notes offering. In addition, while we were welcoming Phil to his new role as CFO, we needed to replace our accounting firm from Wipfli (where Phil was a partner) to BKD. I knew our team would respond well to these changes, and the numbers prove that,” Daniels said. “All revenue lines continue to grow organically, and our value is resonating in the communities in which we operate.”

“This second quarter was a strong quarter for us,” commented Bob Atwell, Executive Chairman of Nicolet. “Seeing our customers thrive, watching our employees serving our customers so well, and being able to communicate these results to our shareholders, this is why we show up for work every day and fulfill our purpose.”

The timing of Nicolet’s acquisition of Advantage Community Bancshares, Inc. (“Advantage”) on August 21, 2020, at 4% of then pre-merger assets, impacts financial comparisons. At consummation, Advantage added $172 million in assets, $88 million in loans, $1 million in core deposit intangible, $12 million in goodwill, $141 million in deposits and four branches.

Balance Sheet Review
At June 30, 2021, period end assets were $4.6 billion, an increase of $44 million (1%) from March 31, 2021, mostly in cash and cash equivalents (up $57 million to $792 million). Total loans decreased $26 million from March 31, 2021, including a $79 million decline in PPP loans, partly offset by growth of $53 million in the rest of the loan portfolio. Total deposits of $3.9 billion at June 30, 2021, increased $38 million (1%) from March 31, 2021, with a decrease of $11 million in brokered deposits (as brokered deposits mature without renewal given our liquid position) more than offset by a $49 million increase in customer core deposits. Total capital was $559 million at June 30, 2021, an increase of $9 million since March 31, 2021, mostly due to solid earnings, partly offset by share repurchase activity. Nicolet repurchased 157,418 shares at a total cost of $12.5 million, or an average per share cost of $79.11, during second quarter 2021.

During 2020, we originated 2,725 PPP loans totaling $351 million, bearing a 1% contractual rate, and earned a $12.3 million fee. During first half 2021, under the latest round of the SBA’s program, Nicolet originated 2,205 PPP loans totaling $160 million and earned a $9.3 million fee. Of the total fees, $5.7 million was accreted into interest in 2020 and $7.7 million was accreted in first half 2021. At June 30, 2021, the net carrying value of all remaining PPP loans was $150 million, or 5% of total loans, for a net $79 million decrease from March 31, 2021 due to loan forgiveness. The PPP loan forgiveness continues to boost overall borrower equity in their businesses and meaningfully improves the credit quality of many commercial relationships.

Asset Quality
Nonperforming assets were $10 million at June 30, consisting of $7 million of nonaccrual loans and $3 million of other real estate owned (primarily closed bank branch properties yet to be sold), and representing 0.21% of total assets, down from $13 million or 0.28% at March 31, 2021, and down from $13 million or 0.29% at June 30, 2020. Since the prior quarter, the allowance for credit losses-loans remained level at $33 million, with negligible net charge-offs (0.01% of average loans, annualized) and continued improvement in asset quality metrics. At June 30, 2021, the allowance represented 1.15% of total loans, and represented 1.22% of total loans excluding the net carrying value of PPP loans.

Income Statement Review
Net income for second quarter 2021 was $18.3 million, consistent with net income of $18.2 million for first quarter 2021 and 36% stronger than net income of $13.5 million for second quarter 2020.

Net interest income was $35.6 million for second quarter 2021, $1.9 million (6%) higher than $33.6 million for first quarter 2021, comprised of $1.4 million higher interest income and $0.5 million lower interest expense. Between the sequential quarters, the $1.9 million higher net interest income included favorable volume variances (up $0.9 million), positive rate changes (up $0.7 million), and one additional earning day (up $0.3 million).

Average interest-earning assets of $4.1 billion were up $20 million from first quarter 2021, with higher average loans (up $43 million, mostly from strong loan growth outpacing forgiveness on PPP loans) and growth in investments (up $9 million), offset by reductions in other interest-earning assets (down $33 million, mostly cash). Average interest-bearing liabilities of $2.7 billion decreased $79 million from first quarter 2021, mostly in brokered deposits (down $63 million).

The net interest margin for second quarter 2021 was 3.45%, up 14bps from 3.31% for first quarter 2021, as the yield on interest-earning assets increased 9bps (to 3.72%) and the cost of funds favorably declined 6bps (to 0.41%), while the contribution from net free funds fell 1bp. Loans yielded 4.85% for second quarter 2021, up 5bps from first quarter 2021, with total PPP loans yielding 9.35% (up 170bps over first quarter, aided mostly by accelerating fee accretion in line with loan forgiveness), while all other loans earned 4.50% (down 7bps from the prior quarter, pressured by new or renewed loans in the low rate environment). The cost of funds of 0.41% for second quarter 2021 declined 6bps on a sequential quarter basis, attributable mainly to the timing of prudent pricing actions on core interest-bearing deposits (down 5bps to 0.26% for second quarter 2021).

Noninterest income was $20.2 million for second quarter 2021, up $3.1 million (18%) compared to first quarter 2021. Excluding net asset gains (losses), noninterest income was $16.0 million, down $0.4 million (3%) from first quarter 2021. Net mortgage income of $5.6 million remains strong, though continues to slow from the record levels experienced in 2020. Trust services fee income and brokerage fee income combined increased $0.3 million (7%) over first quarter 2021. Net asset gains were $4.2 million (comprised primarily of market gains on an equity investment initial public offering during the quarter), compared to net asset gains of $0.7 million in first quarter 2021 (comprised primarily of market gains on equity securities). All remaining noninterest income categories combined increased $0.9 million from first quarter 2021 largely due to higher card interchange income and the favorable resolution of an early lease termination.

Noninterest expense of $30.7 million increased $4.7 million (18%) from first quarter 2021. Personnel expense increased $2.0 million (13%) from first quarter 2021, largely from higher equity and other incentives commensurate with the strong earnings. All non-personnel expenses combined increased $2.7 million (25%) over first quarter 2021, largely due to a $2 million contract termination charge, as well as $0.5 million for the annual Board equity retainer and higher professional costs related to the recently announced acquisitions and new subordinated notes issuance.

On April 12, 2021, we entered into a definitive merger agreement with Mackinac Financial Corporation (“Mackinac” (NASDAQ: MFNC)) pursuant to which Mackinac will merge with and into Nicolet, expanding Nicolet prominently into Northern Michigan and the Upper Peninsula of Michigan. Mackinac shareholders will receive fixed consideration of 0.22 shares of Nicolet common stock and $4.64 in cash for each share owned (approximating a 20% cash and 80% stock split), subject to provisions provided for in the merger agreement. At March 31, 2021, Mackinac had total assets of $1.5 billion, loans of $1.1 billion, deposits of $1.3 billion and equity of $170 million. On July 15, 2021, the shareholders of both Mackinac and Nicolet approved the merger at special meetings of their respective shareholders held on that date. As of July 19, 2021, Nicolet received all regulatory approvals for the Mackinc merger. The merger is expected to close in the third quarter of 2021, subject to other customary closing conditions.

On June 22, 2021, we entered into a definitive merger agreement with County Bancorp, Inc. (“County” (NASDAQ: ICBK)) pursuant to which County will merge with and into Nicolet, to become the premiere agriculture lender throughout Wisconsin. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, County shareholders will have the right to receive for each share of County common stock, at the election of each holder and subject to proration, either $37.18 in cash or 0.48 shares of Nicolet common stock. County shareholder elections will be prorated to ensure the total consideration will consist of approximately 20% cash and approximately 80% common stock. At March 31, 2021, County had total assets of $1.5 billion, loans of $1.0 billion, deposits of $1.1 billion and equity of $166 million. The merger is expected to close in the fourth quarter of 2021, subject to customary closing conditions, including approval by regulators and shareholders of both County and Nicolet.

About Nicolet Bankshares, Inc.
Nicolet Bankshares, Inc. is the bank holding company of Nicolet National Bank, a growing, full-service, community bank providing services ranging from commercial and consumer banking to wealth management and retirement plan services. Founded in Green Bay in 2000, Nicolet National Bank operates branches in Northeast and Central Wisconsin and the upper peninsula of Michigan. More information can be found at www.nicoletbank.com.

Forward Looking Statements “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995
Certain statements contained in this communication, which are not statements of historical fact, constitute forward-looking statements within the meaning of the federal securities law. Such statements include, but are not limited to, statements about Nicolet’s business plans, objectives, expectations and intentions, including without limitation the continuing organic growth of Nicolet’s revenue lines, as well as certain plans, expectations, goals, projections and benefits relating to the proposed merger between Nicolet and Mackinac, as well as the proposed merger between Nicolet and County, all of which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Nicolet with the SEC, risks and uncertainties, including but not limited to risks and uncertainties for Nicolet, Mackinac, County, and the combined companies with respect to the proposed mergers, that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of either or both of the proposed mergers will not be realized or will not be realized within the expected time period; (2) the risk that integration of Mackinac’s operations and / or County’s operations with those of Nicolet will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed mergers; (4) changes to tax legislation and their potential effects on the accounting for the mergers; (5) the inability to complete the proposed merger with County due to the failure of Nicolet’s or County’s shareholders to approve and adopt the merger agreement between Nicolet and County; (6) the failure to satisfy other conditions to completion of the proposed mergers, including receipt of required regulatory and other approvals; (7) the failure of the proposed mergers to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed mergers; (9) the challenges of integrating and retaining key employees of Mackinac, County, and / or Nicolet after the mergers; (10) the effect of the announcements of the proposed mergers on Nicolet’s, Mackinac’s, County’s, and / or the combined companies’ respective customer and employee relationships and operating results; (11) the possibility that the proposed mergers may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) dilution caused by Nicolet’s issuance of additional shares of Nicolet common stock in connection with the proposed mergers; (13) the magnitude and duration of the COVID pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Nicolet, Mackinac, County, and the combined companies; (14) changes in consumer demand for financial services; and (15) general competitive, economic, political and market conditions and fluctuations. Please refer to each of Nicolet’s, Mackinac’s, and County’s Annual Report on Form 10-K for the year ended December 31, 2020, as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

The COVID pandemic is adversely affecting us, our customers, counterparties, employees, and third-party service providers, and the ultimate extent of the impacts on our business, financial position, results of operations, liquidity, and prospects is uncertain. Continued deterioration in general business and economic conditions or turbulence in domestic financial markets could adversely affect Nicolet’s revenues and the values of its assets and liabilities, lead to a tightening of credit, and increase stock price volatility. In addition, the COVID pandemic may result in changes to statutes, regulations, or regulatory policies or practices that could affect Nicolet in substantial and unpredictable ways.

All forward-looking statements included in this communication are made as of the date hereof and are based on information available to management at that time. Except as required by law, Nicolet does not assume any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

Important Information and Where to Find It
This communication relates to the proposed merger transaction involving Nicolet and County. In connection with the proposed merger, Nicolet and County will file a joint proxy statement-prospectus on Form S-4 and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT-PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, COUNTY, AND THE PROPOSED MERGER. When available, the joint proxy statement-prospectus will be delivered to shareholders of Nicolet and County. Investors may obtain copies of the joint proxy statement-prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Nicolet will be available free of charge on Nicolet’s website at www.nicoletbank.com. Copies of the documents filed with the SEC by County will be available free of charge on County’s website at Investors.ICBK.com/documents.

Nicolet, County and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Nicolet and the shareholders of County in connection with the proposed merger. Information about the directors and executive officers of Nicolet and County will be included in the joint proxy statement-prospectus for the proposed transaction filed with the SEC. Information about the directors and executive officers of Nicolet is also included in the proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 2, 2021. Information about the directors and executive officers of County is also included in the proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 5, 2021. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement-prospectus and the other relevant documents filed with the SEC when they become available.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Nicolet Bankshares, Inc.
Consolidated Financial Summary (Unaudited)
	At or for the Three Months Ended					At or for the Six Months Ended
(In thousands, except per share data)	06/30/2021	03/31/2021	12/31/2020	09/30/2020	06/30/2020	6/30/2021	6/30/2020
Results of operations:
Interest income	$38,307	$36,876	$38,037	$37,270	$36,892	$75,183	$73,895
Interest expense	2,736	3,235	4,019	4,710	5,395	5,971	11,135
Net interest income	35,571	33,641	34,018	32,560	31,497	69,212	62,760
Provision for credit losses	—	500	1,300	3,000	3,000	500	6,000
Net interest income after provision for credit losses	35,571	33,141	32,718	29,560	28,497	68,712	56,760
Noninterest income	20,178	17,126	16,879	18,691	17,471	37,304	27,056
Noninterest expense	30,747	26,081	25,367	23,685	27,813	56,828	51,667
Income before income tax expense	25,002	24,186	24,230	24,566	18,155	49,188	32,149
Income tax expense	6,718	5,947	6,145	6,434	4,576	12,665	7,897
Net income	18,284	18,239	18,085	18,132	13,579	36,523	24,252
Net income attributable to noncontrolling interest	—	—	98	30	101	—	219
Net income attributable to Nicolet Bankshares, Inc.	$18,284	$18,239	$17,987	$18,102	$13,478	$36,523	$24,033
Earnings per common share:
Basic	$1.85	$1.82	$1.79	$1.75	$1.29	$3.67	$2.30
Diluted	$1.77	$1.75	$1.74	$1.72	$1.28	$3.52	$2.25
Common Shares:
Basic weighted average	9,902	9,998	10,074	10,349	10,417	9,949	10,467
Diluted weighted average	10,326	10,403	10,350	10,499	10,520	10,365	10,659
Outstanding	9,843	9,988	10,011	10,196	10,424	9,843	10,424
Noninterest Income:
Trust services fee income	$1,906	$1,775	$1,746	$1,628	$1,510	$3,681	$3,089
Brokerage fee income	2,991	2,793	2,673	2,489	2,269	5,784	4,591
Mortgage income, net	5,599	7,230	7,842	9,675	9,963	12,829	12,290
Service charges on deposit accounts	1,136	1,091	1,133	1,037	813	2,227	2,038
Card interchange income	2,266	1,927	1,922	1,877	1,637	4,193	3,199
BOLI income	559	527	936	531	540	1,086	1,243
Other noninterest income	1,529	1,072	1,247	1,237	1,487	2,601	2,008
Noninterest income without net gains	15,986	16,415	17,499	18,474	18,219	32,401	28,458
Asset gains (losses), net	4,192	711	(620)	217	(748)	4,903	(1,402)
Total noninterest income	$20,178	$17,126	$16,879	$18,691	$17,471	$37,304	$27,056
Noninterest Expense:
Personnel expense	$17,084	$15,116	$15,244	$14,072	$14,482	$32,200	$27,805
Occupancy, equipment and office	4,053	4,137	4,102	4,051	4,361	8,190	8,565
Business development and marketing	1,210	989	713	810	2,514	2,199	3,873
Data processing	2,811	2,658	3,074	2,658	2,399	5,469	4,962
Intangibles amortization	790	852	860	834	880	1,642	1,873
Other noninterest expense	4,799	2,329	1,374	1,260	3,177	7,128	4,589
Total noninterest expense	$30,747	$26,081	$25,367	$23,685	$27,813	$56,828	$51,667
Period-End Balances:
Total loans	$2,820,331	$2,846,351	$2,789,101	$2,908,793	$2,821,501	$2,820,331	$2,821,501
PPP loans	150,287	229,403	186,016	335,236	329,157	150,287	329,157
Total loans, ex. PPP loans	2,670,044	2,616,948	2,603,085	2,573,557	2,492,344	2,670,044	2,492,344
Allowance for credit losses - loans	32,561	32,626	32,173	31,388	29,130	32,561	29,130
Securities available for sale, at fair value	562,028	558,229	539,337	535,351	510,809	562,028	510,809
Cash and cash equivalents	792,406	735,854	802,859	853,564	822,684	792,406	822,684
Goodwill and other intangibles, net	173,711	174,501	175,353	176,213	164,094	173,711	164,094
Total assets	4,587,347	4,543,804	4,551,789	4,706,375	4,541,228	4,587,347	4,541,228
Deposits	3,939,022	3,900,594	3,910,399	3,712,808	3,537,805	3,939,022	3,537,805
Stockholders’ equity (common)	559,395	550,046	539,189	538,068	532,033	559,395	532,033
Book value per common share	56.83	55.07	53.86	52.77	51.04	56.83	51.04
Tangible book value per common share (1)	39.18	37.60	36.34	35.49	35.30	39.18	35.30

Nicolet Bankshares, Inc.
Consolidated Financial Summary (Unaudited) - Continued
	At or for the Three Months Ended					At or for the Six Months Ended
(In thousands, except per share data)	06/30/2021	3/31/2021	12/31/2020	9/30/2020	6/30/2020	6/30/2021	6/30/2020
Average Balances:
Loans	$2,869,105	$2,825,664	$2,868,827	$2,871,256	$2,823,866	$2,847,504	$2,704,225
Investment securities	537,632	528,342	520,867	496,153	489,597	533,013	471,708
Interest-earning assets	4,109,394	4,089,603	4,091,460	4,216,106	3,917,499	4,099,553	3,542,502
Cash and cash equivalents	716,873	750,075	714,031	864,295	614,034	733,383	376,901
Goodwill and other intangibles, net	174,026	174,825	175,678	169,353	164,564	174,424	165,048
Total assets	4,527,839	4,514,927	4,515,226	4,633,359	4,310,088	4,521,419	3,932,616
Deposits	3,879,797	3,875,205	3,793,430	3,636,260	3,403,188	3,886,563	3,161,630
Interest-bearing liabilities	2,684,871	2,764,232	2,744,578	2,933,737	2,741,199	2,724,332	2,479,896
Stockholders’ equity (common)	550,974	544,541	537,920	537,826	520,177	547,775	516,867
Selected Financial Ratios: (2)
Return on average assets	1.62%	1.64%	1.58%	1.55%	1.26%	1.63%	1.23%
Return on average common equity	13.31	13.58	13.30	13.39	10.42	13.45	9.35
Return on average tangible common equity (1)	19.46	20.01	19.75	19.54	15.24	19.73	13.74
Average equity to average assets	12.17	12.06	11.91	11.61	12.07	12.12	13.14
Stockholders’ equity to assets	12.19	12.11	11.85	11.43	11.72	12.19	11.72
Tangible common equity to tangible assets (1)	8.74	8.60	8.31	7.99	8.41	8.74	8.41
Net interest margin	3.45	3.31	3.29	3.06	3.21	3.38	3.53
Efficiency ratio	59.37	51.84	48.99	46.18	55.69	55.66	56.36
Effective tax rate	26.87	24.59	25.36	26.19	25.21	25.75	24.56
Selected Asset Quality Information:
Nonaccrual loans	$6,932	$8,965	$9,455	$10,997	$11,998	$6,932	$11,998
Other real estate owned	2,895	3,797	3,608	1,000	1,000	2,895	1,000
Nonperforming assets	$9,827	$12,762	$13,063	$11,997	$12,998	$9,827	$12,998
Net loan charge-offs (recoveries)	$65	$47	$515	$743	$71	$112	$126
Allowance for credit losses-loans to loans	1.15%	1.15%	1.15%	1.08%	1.03%	1.15%	1.03%
Net loan charge-offs to average loans (2)	0.01	0.01	0.07	0.10	0.01	0.01	0.01
Nonperforming loans to total loans	0.25	0.31	0.34	0.38	0.43	0.25	0.43
Nonperforming assets to total assets	0.21	0.28	0.29	0.25	0.29	0.21	0.29
Selected Other Information:
Tax-equivalent adjustment net interest income	$232	$252	$260	$249	$229	$484	$460
Tax benefit on stock-based compensation	$(20)	$(234)	$(77)	$(14)	$(24)	$(254)	$(347)
Common stock repurchased (dollars) (3)	$12,453	$4,102	$12,909	$13,732	$—	$16,555	$13,903
Common stock repurchased (full shares) (3)	157,418	56,886	205,001	234,914	—	214,304	206,833
Non-GAAP Financial Measures: (1)
Total assets	$4,587,347	$4,543,804	$4,551,789	$4,706,375	$4,541,228	$4,587,347	$4,541,228
Goodwill and other intangibles, net	173,711	174,501	175,353	176,213	164,094	173,711	164,094
Tangible assets	$4,413,636	$4,369,303	$4,376,436	$4,530,162	$4,377,134	$4,413,636	$4,377,134
Stockholders’ equity (common)	$559,395	$550,046	$539,189	$538,068	$532,033	$559,395	$532,033
Goodwill and other intangibles, net	173,711	174,501	175,353	176,213	164,094	173,711	164,094
Tangible common equity	$385,684	$375,545	$363,836	$361,855	$367,939	$385,684	$367,939
Average stockholders’ equity (common)	$550,974	$544,541	$537,920	$537,826	$520,177	$547,775	$516,867
Average goodwill and other intangibles, net	174,026	174,825	175,678	169,353	164,564	174,424	165,048
Average tangible common equity	$376,948	$369,716	$362,242	$368,473	$355,613	$373,351	$351,819
1The ratios of tangible book value per common share, return on average tangible common equity, and tangible common equity to tangible assets exclude goodwill and other intangibles, net. These financial ratios have been included as they are considered to be critical metrics with which to analyze and evaluate financial condition and capital strength. See section Non-GAAP Financial Measures for a reconciliation of these financial measures.
2Income statement-related ratios for partial-year periods are annualized.
3Reflects common stock repurchased under board of director authorizations for the common stock repurchase program.

Nicolet Bankshares, Inc.
Net Interest Income and Net Interest Margin Analysis (Unaudited)

	At or for the Three Months Ended
	June 30, 2021			March 31, 2021			June 30, 2020
	Average		Average	Average		Average	Average		Average
(In thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS
PPP loans	$205,639	$4,862	9.35%	$206,498	$3,951	7.65%	$264,705	$1,786	2.67%
Total loans ex PPP	2,663,466	30,267	4.50%	2,619,166	29,934	4.57%	2,559,161	32,008	4.96%
Total loans (1) (2)	2,869,105	35,129	4.85%	2,825,664	33,885	4.80%	2,823,866	33,794	4.74%
Investment securities (2)	537,632	2,794	2.08%	528,342	2,588	1.96%	489,597	2,752	2.25%
Other interest-earning assets	702,657	616	0.35%	735,597	655	0.36%	604,036	575	0.38%
Total interest-earning assets	4,109,394	$38,539	3.72%	4,089,603	$37,128	3.63%	3,917,499	$37,121	3.76%
Other assets, net	418,445			425,324			392,589
Total assets	$4,527,839			$4,514,927			$4,310,088
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing core deposits	$2,387,730	$1,523	0.26%	$2,395,948	$1,841	0.31%	$2,054,574	$3,170	0.62%
Brokered deposits	253,816	910	1.44%	316,589	1,081	1.38%	342,776	1,285	1.51%
Total interest-bearing deposits	2,641,546	2,433	0.37%	2,712,537	2,922	0.44%	2,397,350	4,455	0.75%
PPPLF	—	—	0.00%	—	—	0.00%	237,153	210	0.35%
Other interest-bearing liabilities	43,325	303	2.76%	51,695	313	2.42%	106,696	730	2.71%
Total interest-bearing liabilities	2,684,871	$2,736	0.41%	2,764,232	$3,235	0.47%	2,741,199	$5,395	0.79%
Noninterest-bearing demand deposits	1,256,251			1,162,668			1,005,838
Other liabilities	35,743			43,486			42,874
Stockholders' equity	550,974			544,541			520,177
Total liabilities and stockholders' equity	$4,527,839			$4,514,927			$4,310,088
Net interest income and rate spread		$35,803	3.31%		$33,893	3.16%		$31,726	2.97%
Net interest margin			3.45%			3.31%			3.21%

	At or for the Six Months Ended
	June 30, 2021			June 30, 2020
	Average		Average	Average		Average
(In thousands)	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS
PPP loans	$206,066	$8,813	8.51%	$132,353	$1,786	2.67%
Total loans ex PPP	2,641,438	60,200	4.54%	2,571,872	65,816	5.07%
Total loans (1) (2)	2,847,504	69,013	4.83%	2,704,225	67,602	4.95%
Investment securities (2)	533,013	5,383	2.02%	471,708	5,516	2.34%
Other interest-earning assets	719,036	1,271	0.35%	366,569	1,237	0.67%
Total interest-earning assets	4,099,553	$75,667	3.68%	3,542,502	$74,355	4.16%
Other assets, net	421,866			390,114
Total assets	$4,521,419			$3,932,616
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing core deposits	$2,391,816	$3,364	0.28%	$2,014,860	$7,353	0.73%
Brokered deposits	285,029	1,991	1.41%	250,422	2,059	1.65%
Total interest-bearing deposits	2,676,845	5,355	0.40%	2,265,282	9,412	0.84%
PPPLF	—	—	0.00%	118,576	210	0.35%
Other interest-bearing liabilities	47,487	616	2.58%	96,038	1,513	3.12%
Total interest-bearing liabilities	2,724,332	$5,971	0.44%	2,479,896	$11,135	0.90%
Noninterest-bearing demand deposits	1,209,718			896,348
Other liabilities	39,594			39,505
Stockholders' equity	547,775			516,867
Total liabilities and stockholders' equity	$4,521,419			$3,932,616
Net interest income and rate spread		$69,696	3.24%		$63,220	3.26%
Net interest margin			3.38%			3.53%
(1) Nonaccrual loans and loans held for sale are included in the daily average loan balances outstanding.
(2) The yield on tax-exempt loans and tax-exempt investment securities is computed on a tax-equivalent basis using a federal tax rate of 21%, and adjusted for the disallowance of interest expense.